UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42020

MAREX GROUP PLC

(Translation of registrant’s name into English)

155 Bishopsgate London EC2M 3TQ United Kingdom +44 20 7655 6000	140 East 45th Street, 10th Floor New York, New York 10017 (212) 618-2800

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Completion of Consent Solicitation for 6.404% Senior Notes due 2029; Entry into Fourth Supplemental Indenture

On May 18, 2026, Marex Group plc (the “Company”) issued a press release announcing it has received the requisite consents from registered holders of its 6.404% Senior Notes due 2029 (the “Notes”) to approve certain proposed amendments (the “Proposed Amendments”) to the Senior Indenture, dated as of October 15, 2024, as supplemented by the First Supplemental Indenture, dated as of November 4, 2024 (together, the “Indenture”), each between the Company and Citibank, N.A., as the trustee (the “Trustee”), pursuant to the Company’s previously announced solicitation of consents for the Notes (the “Consent Solicitation”). The Consent Solicitation expired at 5:00 p.m., New York City time, on May 15, 2026.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Following receipt of the requisite consents from holders of at least a majority of the aggregate outstanding principal amount of the Notes, on May 19, 2026, the Company and the Trustee entered into a fourth supplemental indenture to the Indenture (the “Fourth Supplemental Indenture”) governing the Notes to give effect to the Proposed Amendments. The Fourth Supplemental Indenture amends the Indenture governing the Notes so as to permit a holding company of the Group that is incorporated in the UK overseas territory of Bermuda or other specified jurisdictions to assume the Company’s obligations under the Notes and Indenture, and succeed to, and be substituted for, the Company as issuer and obligor under the Notes and the Indenture. The Fourth Supplemental Indenture became effective and operative immediately upon its execution.

The foregoing general description of the Fourth Supplemental Indenture is qualified in its entirety by reference to the full text of the Fourth Supplemental Indenture, a copy of which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit No.	Description

4.1	Fourth Supplemental Indenture, dated May 19, 2026, by and between Marex Group plc and Citibank, N.A., as the trustee

99.1	Press Release dated May 18, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marex Group plc (Registrant)

By:	/s/ Robert Irvin
Name:	Robert Irvin
Title:	Chief Financial Officer

Dated: May 19, 2026